Exhibit 99.1

QTREX Regains Compliance with Nasdaq Minimum Bid Price Requirement

Ness Ziona, Israel, October 19, 2026 – QTREX Quantum Ltd. (Nasdaq: QTEX) (“QTREX” or the “Company”), a company focused on advancing Additively Manufactured Electronics (“AME”) for quantum computing infrastructure, announced today that on October 16, 2026 it received a written notification from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”) confirming that the Company has regained compliance with the minimum bid price requirement under Nasdaq Listing Rule 5550(a)(2).

Nasdaq determined that for 10 consecutive business days, from October 2, 2026 to October 15, 2026, the closing bid price of the Company’s ordinary shares was $1.00 per share or greater. Accordingly, Nasdaq informed the Company that the matter is now closed. The Company’s ordinary shares continue to be listed and traded on The Nasdaq Capital Market under the symbol “QTEX”.

About QTREX Quantum

QTREX Quantum Ltd. (Nasdaq: QTEX) is a technology company focused on advanced connectivity and electronics manufacturing solutions for quantum computing and other advanced hardware markets. Following its acquisition of the AME platform, the Company is developing high-density, thermally optimized quantum connectivity solutions for dilution cryostats and advancing AME applications for defense, aerospace, missile, space, and other mission-critical environments. The Company also continues to advance its medical technology portfolio, including respiratory support and blood monitoring platforms, while actively working to monetize certain parts of the medical business.

For more information, please visit: www.q-trex.com

Forward-Looking Statement Disclaimer

This press release contains express or implied forward-looking statements pursuant to U.S. Federal securities laws. These forward-looking statements are based on the current expectations of the management of the Company only and are subject to factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. For example, the Company is using forward-looking statements when it discusses its continued listing on The Nasdaq Capital Market. Except as otherwise required by law, the Company undertakes no obligation to publicly release any revisions to these forward-looking statements. More detailed information about the risks and uncertainties affecting the Company is contained under “Risk Factors” in the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2025, filed with the U.S. Securities and Exchange Commission.

Company Contact
QTREX Quantum
Email: info@q-trex.com
Phone: +972-9-9664485